PRICING SUPPLEMENT
------------------
(To MTN prospectus supplement,
general prospectus supplement
and prospectus each dated March 31, 2006)
Pricing Supplement Number: 2544

                                                           [LOGO OMITTED]

                                                          11,000,000 Units
                                                      Merrill Lynch & Co., Inc.
                                                     Medium-Term Notes, Series C
                                          100% Minimum Return Protected Bear USDX(R) Notes
                                                          due June 17, 2008
                                                            (the "Notes")
                                                    $10 principal amount per unit

                                                 -----------------------------------

The Notes:

o     The Notes are designed for investors who believe that         o     The Notes will be senior unsecured debt securities of
      the level of the U.S. Dollar Index(R) (Bloomberg symbol             Merrill Lynch & Co., Inc. and be part of a series
      "DXY") will decrease over the term of the Notes and are             entitled "Medium-Term Notes, Series C". The Notes will
      willing to risk receiving a fixed, limited return on the            have the CUSIP No. 59021V375.
      Notes on the maturity date if the U.S. Dollar Index does
      not depreciate.                                               o     The settlement date for the Notes is expected to be June
                                                                          8, 2006.
o     100% principal protection on the maturity date and we
      cannot redeem the Notes prior to the maturity date.           Payment on the maturity date:

o     We will pay interest on the $10 principal amount per          o     The amount you receive on the maturity date will be
      unit of the Notes annually, equal to 2.85% of the                   based upon the direction of and (if the level has
      principal amount, if on the relevant observation date               declined) percentage change in the level of the U.S.
      the U.S. Dollar Index is equal to or above the level of             Dollar Index over the term of the Notes:
      the U.S. Dollar Index on the date the Notes were priced
      for initial sale to the public. If the U.S. Dollar Index            o     If the level of the U.S. Dollar Index has
      has decreased on the relevant observation date, you will                  decreased, you will receive a payment per unit
      not receive any interest payment on the corresponding                     equal to $10 per unit plus a supplemental
      interest payment date.                                                    redemption amount equal to $10 multiplied by the
                                                                                percentage decrease.
o     The Notes will not be listed on any securities exchange.
                                                                          o     If the level of the U.S. Dollar Index has
                                                                                increased or has not changed, you will receive the
                                                                                $10 principal amount per unit plus an interest
                                                                                payment equal to 2.85% of the principal amount,
                                                                                as described above.

      Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-8 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

                      -----------------------------------

                                                                           Per Unit      Total
                                                                           --------      -----
      Public offering price................................................ $10.00    $110,000,000
      Underwriting discount................................................  $.175      $1,925,000
      Proceeds, before expenses, to Merrill Lynch & Co., Inc............... $9.825    $108,075,000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                      -----------------------------------

                              Merrill Lynch & Co.

                      -----------------------------------

             The date of this pricing supplement is June 1, 2006.



U.S. Dollar Index and USDX are trademarks and service marks of the New York Board of Trade(R), used under license.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A.................................................PS-3
RISK FACTORS.............................................................PS-8
DESCRIPTION OF THE NOTES................................................PS-12
THE INDEX...............................................................PS-17
UNITED STATES FEDERAL INCOME TAXATION...................................PS-20
ERISA CONSIDERATIONS....................................................PS-24
USE OF PROCEEDS AND HEDGING.............................................PS-25
SUPPLEMENTAL PLAN OF DISTRIBUTION.......................................PS-25
EXPERTS.................................................................PS-25
INDEX OF CERTAIN DEFINED TERMS..........................................PS-26

               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

RISK FACTORS..............................................................S-3
DESCRIPTION OF THE NOTES..................................................S-4
UNITED STATES FEDERAL INCOME TAXATION....................................S-22
PLAN OF DISTRIBUTION.....................................................S-29
VALIDITY OF THE NOTES....................................................S-30

                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")


Merrill Lynch & Co., Inc..................................................S-3
Use of Proceeds...........................................................S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends......................S-4
The Securities............................................................S-4
Description of Debt Securities............................................S-5
Description of Debt Warrants.............................................S-16
Description of Currency Warrants.........................................S-18
Description of Index Warrants............................................S-20
Description of Preferred Stock...........................................S-25
Description of Depositary Shares.........................................S-32
Description of Preferred Stock Warrants..................................S-36
Description of Common Stock..............................................S-38
Description of Common Stock Warrants.....................................S-42
Plan of Distribution.....................................................S-44
Where You Can Find More Information......................................S-45
Incorporation of Information We File With the SEC........................S-46
Experts..................................................................S-46

                                  Prospectus

Where You Can Find More Information.........................................2
Incorporation of Information We File With the SEC...........................2
Experts.....................................................................2

------------------------------------------------------------------------------

                           SUMMARY INFORMATION--Q&A


      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Minimum Return Protected Bear USDX(R) Notes due June 17, 2008 (the "Notes"). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

      The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June 17, 2008.

      Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

What is the Index?

      The U.S. Dollar Index (Bloomberg symbol "DXY") (the "Index") is published by the New York Board of Trade(R) also known as NYBOT(R) ("NYBOT") and was first published in 1985. The Index provides an indication of the value of the U.S. dollar relative to six major currencies, currently the Canadian dollar, Swiss franc, European Union euro, British pound, Japanese yen and Swedish krona (the "Index Components"). The Index measures changes in the Index Components' currency exchange rates against the U.S. dollar relative to a base period of March 1973 and a base value of 100.00. For more specific information about the Index, see the section entitled "The Index" in this pricing supplement.

      The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any ownership interest in the Index Components.

How has the Index performed historically?

      We have included a graph showing the year-end level of the Index shortly after 4:00 p.m. EST on the last Business Day (as defined herein) of each year from 1986 to 2005 and a table and a graph showing the level of the Index shortly after 4:00 p.m. EST on the last Business Day of the month from January 2001 through May 2006 in the section entitled "The Index--Historical Data on the Index" in this pricing supplement.

      We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

      On the maturity date, you will receive a cash payment per unit equal to the sum of the $10 principal amount per unit plus either the Supplemental Redemption Amount (as defined below) or a payment of interest as described below.

------------------------------------------------------------------------------
PS-3

------------------------------------------------------------------------------
Supplemental Redemption Amount

      The "Supplemental Redemption Amount" will equal:

      ( Starting Value - Ending Value)
$10 X (------------------------------)
      (         Starting Value       )

but will not be less than zero.

      The "Starting Value" equals 85.15, the level of the Index at approximately 10 a.m. EST on the day the Notes were priced for initial sale to the public (the "Pricing Date"), as determined by the Calculation Agent.

      The "Ending Value" will equal the level of the Index at approximately 10 a.m. EST on the Valuation Date, as determined by the Calculation Agent.

      The "Valuation Date" will be the seventh scheduled Index Business Day (as defined below) prior to the maturity date of the Notes or, if such day is not an Index Business Day, the next succeeding Index Business Day; provided, however, that if an Index Business Day does not occur by the third succeeding scheduled Index Business Day, the Calculation Agent will determine the Ending Value on that date in a manner that, in its judgment, is reasonable under the circumstances.

      An "Index Business Day" means a day on which the New York Stock Exchange (the "NYSE"), the American Stock Exchange (the "AMEX") and The Nasdaq Stock Market (the "Nasdaq") are open for trading and the Index or any successor index is calculated and published (as of approximately 10 a.m. EST).

      We will pay you a Supplemental Redemption Amount only if the Ending Value is less than the Starting Value. If the Ending Value is greater than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero; however, in such case, you will receive interest on the Notes as described below. We will pay you the $10 principal amount per unit of your Notes regardless of whether any Supplemental Redemption Amount is payable.

      For more specific information about the Supplemental Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

Will I receive interest payments on the Notes?

      If the level of the Index is equal to or above the Starting Value on June 8, 2007, the first anniversary of the issuance of the Notes (the "Observation Date"), you will receive an interest payment on June 19, 2007, the seventh Index Business Day after the scheduled Observation Date; provided, however, that if such anniversary is not an Index Business Day, then the Observation Date will be the next succeeding Index Business Day; and provided further, however, that if an Index Business Day has not occurred by the third succeeding scheduled Index Business Day, then such date will be the Observation Date and the Calculation Agent will determine the level of the Index on that date in a manner that, in its judgment, is reasonable under the circumstances. In addition, if the level of the Index is equal to or above the Starting Value on the Valuation Date, you will receive an interest payment on the maturity date of the Notes. If interest is payable in either 2007 or 2008, as described above, you will receive an interest payment on each $10 principal amount of Notes held by you equal to 2.85% of such principal amount. As described above, you may receive no payment in 2007. In 2008, you will receive (in addition to the repayment of the principal amount of your Notes) either the above-described interest payment or the Supplemental Redemption Amount, but not both.

      If an interest payment date is not a Business Day (as defined herein), payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of the delayed payment.

------------------------------------------------------------------------------
PS-4

------------------------------------------------------------------------------
------------------------------------------------------------------------------

Examples

      Set forth below are four examples of calculations of the stated payment due at maturity including a Starting Value of 85.15, the level of the Index at approximately 10:00 a.m. EST on the Pricing Date. These examples do not include interest that may be payable following the Observation Date that will occur in 2007.

Example 1--The hypothetical Ending Value is 10% lower than the Starting Value:

Starting Value:  85.15
Hypothetical Ending Value:   76.64
Interest Payment:  $0.00t

                                              (  85.15 - 76.64   )
Supplemental Redemption Amount (per unit)=$10x(------------------)=$1
                                              (      85.15       )

      Total payment on the maturity date (per unit) = $10 + $1 + $0(t) = $11.00

Example 2--The hypothetical Ending Value is 2% lower than the Starting Value:

Starting Value:  85.15
Hypothetical Ending Value:   83.45
Interest Payment:  $0.00(t)

                                              (  85.15 - 83.45   )
Supplemental Redemption Amount (per unit)=$10x(------------------)=$0.20
                                              (      85.15       )

Total payment on the maturity date (per unit) = $10 + $0.20 + $0(t) = $10.20

Example 3--The hypothetical Ending Value equals the Starting Value:

Starting Value:  85.15
Hypothetical Ending Value:   85.15
Interest Payment:  $0.285*

                                              (  85.15 - 85.15   )
Supplemental Redemption Amount (per unit)=$10x(------------------)=$0
                                              (      85.15       )

      Total payment on the maturity date (per unit) = $10 + $0 + $0.285* =
$10.285

Example 4--The hypothetical Ending Value is 30% higher than the Starting
Value:

Starting Value:  85.15
Hypothetical Ending Value:   110.70
Interest Payment:  $0.285*

                                              (  85.15 - 110.70  )       (The Supplemental Redemption
Supplemental Redemption Amount (per unit)=$10x(------------------)=$0    Amount cannot be less than zero)
                                              (      85.15       )

      Total payment on the maturity date (per unit) = $10 + $0 + $0.285* =
$10.285

      (t) Holders would not receive interest in Examples 1 and 2 because the Ending Value is lower than the Starting Value.

* Examples 3 and 4 include an interest payment of 2.85%, payable if the level of the Index is equal to or above the Starting Value on the Valuation Date.

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                     PS-5

------------------------------------------------------------------------------

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal 5.39% per annum, compounded semi-annually. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility of the Index and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

      In a situation where there had been no change in the level of the Index and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

      Merrill Lynch Capital Services, Inc. (the "Calculation Agent") will serve as Calculation Agent for purposes of determining, among other things, the Starting Value, the Ending Value and whether interest will be payable on the Notes. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

------------------------------------------------------------------------------
                                     PS-6

------------------------------------------------------------------------------

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled "Where You Can Find More Information" in the accompanying general prospectus supplement and prospectus.


------------------------------------------------------------------------------
                                     PS-7

                                 RISK FACTORS

      Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

Your return on the investment may be limited

      If the level of the Index is below the Starting Value on the Observation Date, you will not receive any interest on your Notes on the interest payment date in June 2007. This will be true even if the level of the Index was equal to or above the Starting Value at some time over the term of the Notes but not on the Observation Date. Furthermore, if the level of the Index is below the Starting Value on the Valuation Date, you will not receive any interest on your Notes on the maturity date, but you will receive the Supplemental Redemption Amount. This will be true even if the level of the Index was equal to or above the Starting Value at some time over the term of the Notes but not on the Valuation Date. If the Ending Value is below the Starting Value, but not significantly below, it is possible that you would have benefited from receiving the final interest payment rather than the Supplemental Redemption Amount. For instance, an Ending Value which represented a 1% decline in the Index would result in your receiving a Supplemental Redemption Amount equal to the 1% of the principal amount of the Notes rather than the final interest payment.

      On the Valuation Date, if the Ending Value is equal to or greater than the Starting Value, on the maturity date we will pay you only the $10 principal amount per unit plus an interest payment equal to a rate of 2.85% of such principal amount. This will be true even if the level of the Index was below the Starting Value at some time over the term of the Notes but increases to or above the Starting Value as of the Valuation Date.

      As a result of the above, if on the Observation Date the level of the Index is below the Starting Value, and on the Valuation Date the level of the Index is equal to or greater than the Starting Value, your total return on your Notes (in additional to the repayment of your principal amount) will consist of one final interest payment equal to 2.85% of the principal amount of such Notes.

      On the maturity date, you will receive in addition to your principal amount per unit either a Supplemental Redemption Amount, because the Index decreased, or an interest payment, because the Index has not decreased, but not both.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Index

      In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in the foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

      You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The value of the Index Components are affected by many complex factors

      The value of any currency, including the Index Components, may be affected by complex political and economic factors. The exchange rate of each Index Component is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Index Component, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Even though currency trades around-the-clock, your Notes will not

      The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Index Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

      There is no systemic reporting of the last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the level of the Index. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index is lower than the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any Index Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Index Components and, in turn, the respective exchange rates, which may affect the level of the Index and therefore, the trading value of the Notes.

      Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may adversely be affected.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the average percentage decrease, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

      Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of determining, among other things, the Starting Value, the Ending Value and whether interest will be payable on the Notes. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled "Description of the Notes--Adjustments to the Index" and "--Discontinuance of the Index" in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

      You should consider the tax consequences of investing in the Notes. See "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on June 17, 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021V375.

      The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, you will be entitled to receive the sum of the $10 principal amount per unit plus either a Supplemental Redemption Amount or a payment of interest. If the Ending Value is less than the Starting Value, you will receive the $10 principal amount per unit of the Notes plus the Supplemental Redemption Amount, calculated as described below. If the Ending Value equals or exceeds the Starting Value, you will receive the $10 principal amount per unit of the Notes plus an interest payment equal to 2.85% of such principal amount, as described below under "--Interest."

       Determination of the Supplemental Redemption Amount

      The "Supplemental Redemption Amount" per unit will be determined by the Calculation Agent and will equal:

                        ( Starting Value - Ending Value)
                  $10 X (------------------------------)
                        (         Starting Value       )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" equals 85.15, the level of the U.S. Dollar Index (the "Index") at approximately 10 a.m. EST on the date the Notes were priced for initial sale to the public (the "Pricing Date") , as determined by the Calculation Agent.

      The "Ending Value" will be determined by the Calculation Agent and will equal the level of the Index at approximately 10 a.m. EST on the Valuation Date, as determined by the Calculation Agent.

    The "Valuation Date" will be the seventh scheduled Index Business Day
(as defined below) prior to the maturity date of the Notes or, if such day is not an Index Business Day, the next succeeding Index Business Day; provided, however, that if an Index Business Day does not occur by the third succeeding scheduled Index Business Day, the Calculation Agent will determine the Ending Value on that date in a manner that, in its judgment, is reasonable under the circumstances.

      An "Index Business Day" means a day on which the New York Stock Exchange (the "NYSE"), the American Stock Exchange (the "AMEX") and The Nasdaq Stock Market (the "Nasdaq") are open for trading and the Index or any successor index is calculated and published (as of approximately 10 a.m. EST).

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Interest

      If the level of the Index is equal to or above the Starting Value on June 8, 2007, the first anniversary of the issuance of the Notes (the "Observation Date"), you will receive an interest payment on June 19, 2007, the seventh Index Business Day after the scheduled Observation Date; provided, however, that if such anniversary day is not an Index Business Day, then the Observation Date will be the next succeeding Index Business Day; and provided further, however that if an Index Business Day has not occurred by the third succeeding scheduled Index Business Day, then such date will be the Observation Date and the Calculation Agent will determine the level of the Index on that date in a manner that, in its judgment, is reasonable under the circumstances. In addition, if the level of the U.S. Dollar Index is equal to or above the Starting Value on the Valuation Date, you will receive an interest payment on the maturity date of the Notes. If interest is payable in either 2007 or 2008, as described above, you will receive an interest payment on each $10 principal amount of Notes held by you equal to 2.85% of such principal amount. As described above, you may receive no payment in 2007. In 2008, you will receive (in addition to the repayment of the principal amount of your Notes) either the above-described interest payment or the Supplemental Redemption Amount, but not both.

      If on the Observation Date the level of the Index is below the Starting Value, you will not receive an interest payment on the interest payment date in June 2007.

      We will pay interest on each interest payment date to the persons in whose names the Notes are registered at the close of business on the scheduled Observation Date or Valuation Date preceding the relevant interest payment date, whether or not it is a Business Day. If an interest payment date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of the delayed payment.

      A "Business Day" means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in the City of New York are authorizes or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

Hypothetical returns

      The following table illustrates, for the Starting Value of 85.15 (the level of the Index at approximately 10 a.m. EST on the Pricing Date), an interest rate of 2.85% and a range of hypothetical Ending Values of the Index:

      o the percentage change from the Starting Value to the hypothetical Ending Value;

      o the total amount payable on the maturity date for each unit of Notes;

      o     the total rate of return to holders of the Notes;

      o     the pretax annualized rate of return to holders of the Notes; and

      o the pretax annualized rate of return of an investment in the currencies included as Index Components.

      The rates of return on the Notes included in the table do not reflect interest that may be payable following the Observation Date that will occur in 2007.



                                                                                                Pretax
                     Percentage                `                Total         Pretax          annualized
                   change from the       Total amount           rate        annualized      rate of return
Hypothetical      Starting Value to     payable on the        of return      rate of      of the U.S. dollar
   Ending         the hypothetical     maturity date per       on the       return on      versus the Index
   Value            Ending Value             unit               Notes      the Notes(1)       Components
-------------------------------------------------------------------------------------------------------------
    59.61              -30.00%              13.000              30.00%         13.37%          -16.84%
    68.12              -20.00%              12.000              20.00%          9.20%          -10.71%
    76.64              -10.00%              11.000              10.00%          4.76%           -5.13%
    80.89               -5.00%              10.500               5.00%          2.42%           -2.51%
    83.02               -2.50%              10.250               2.50%          1.22%           -1.24%
    83.45               -2.00%              10.200               2.00%          0.98%           -0.99%
    84.30               -1.00%              10.100               1.00%          0.49%           -0.50%
    85.15(3)             0.00%              10.285(4)            2.85%          1.39%            0.00%
    87.28                2.50%              10.285               2.85%          1.39%            1.22%
    89.41                5.00%              10.285               2.85%          1.39%            2.42%
    93.67               10.00%              10.285               2.85%          1.39%            4.76%
   102.18               20.00%              10.285               2.85%          1.39%            9.20%
   110.70               30.00%              10.285               2.85%          1.39%           13.37%

---------
(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis and assume an investment term from June 8, 2006 to June 17, 2008, a term expected to be equal to that of the Notes.

(2)   This rate of return assumes:

      (a) a percentage change in the aggregate price of the U.S. dollar versus the Index Components that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value; and

      (b)   no transaction fees or expenses.

(3)   This is the Starting Value.

(4) The total amount you receive on the maturity date will not be less than $10.285 per unit if the Ending Value is equal to or greater than the Starting Value.

      The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you, if any, and the resulting total and pretax annualized rate of return will depend on the Ending Value and whether or not interest becomes payable on your Notes.

Adjustments to the Index

      If at any time NYBOT makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the Index as if those changes or modifications had not been made, and calculate the level with reference to the Index, as so adjusted.

Discontinuance of the Index

      If NYBOT discontinues publication of the Index and NYBOT or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by NYBOT or any other entity for the Index and calculate the value of the Index as described above under "--Payment on the Maturity Date" and "--Interest". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

      In the event that NYBOT discontinues publication of the Index and:

      o     the Calculation Agent does not select a successor index; or

      o the successor index is not published on the Observation Date or the Valuation Date,

      the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes. If the Calculation Agent calculates a level as a substitute for the Index, the Index level will be computed by the Calculation Agent using the foreign exchange rates for each currency most recently included in the Index based on the values displayed on Bloomberg page FXC at approximately 10:00 a.m. EST, on the relevant date. If this page is not available, then each exchange rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m. EST, on the relevant date.

      If NYBOT discontinues publication of the Index and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      o     the determination of the Ending Value; and

      o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were the Observation Date or the Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the $10 original public offering price plus an amount calculated as though the date of acceleration were the Valuation Date. If the level of the Ending Value calculated as of the date of acceleration would be less than the Starting Value, the amount so payable would equal the Supplemental Redemption Amount calculated as described above. If the level of the Ending Value calculated as of the date of acceleration would be equal to or greater than the Starting Value, the amount so payable would equal an interest payment calculated using the interest rate applicable to the Notes calculated using the actual of days from and including the issue date of the Notes or, if later, the 2007 interest payment date, to but excluding the date of acceleration.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                   THE INDEX

      All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by NYBOT. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

      The Index measures the exchange rates between the U.S. dollar and six major world currencies to provide a general indication of the international value of the U.S. dollar. As of the date of this pricing supplement, the 17 countries (the 12 countries of the Eurozone, Japan, the United Kingdom, Canada, Sweden and Switzerland) whose currencies are used to calculate the level of the Index are the markets for the bulk of the United States' international trade and have well-developed foreign exchange markets with exchange rates freely determined by the market participants.

      The Index measures the change in the following six currency exchange rates, weighted as indicated, against the U.S. dollar relative to a base period of March 1973 and a base value of 100.00:

             ---------------------------------------------------------------
             Currency                    Iso Code            Weighting
             --------                    --------            ---------
             Canadian Dollar                CAD                 9.1%
             Swiss Franc                    CHF                 3.6%
             European Union Euro            EUR                57.6%
             British Pound                  GBP                11.9%
             Japanese Yen                   JPY                13.6%
             Swedish Krona                  SEK                 4.2%
             ---------------------------------------------------------------

      Currencies and weights used in the calculation of the Index are based on those used in the original Federal Reserve Board's trade-weighted U.S. Dollar Index. The spot Index value is disseminated by NYBOT to all leading market data services. Since the Index is based only on indications of foreign exchange rate values, it may occasionally differ from a value calculated using other data sources.

      The level of the Index reflects the average value of the U.S. dollar relative to the 1973 base period. For example, an Index level of 105.50 means that the U.S. dollar's value has risen 5.50% against the other currencies in the Index relative to the value of the U.S. dollar against those currencies, or their predecessor currencies in the Index, in March 1973. March 1973 was chosen as the base period because the world's major trading nations replaced the previous fixed-rate Bretton Woods regime and allowed their currencies to float freely against each other in March 1973.

Historical data on the Index

      The following graph sets forth the levels of the Index, as published by Bloomberg, shortly after 4:00 p.m. EST on the last Business Day of each year from 1986 through 2005. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not increase and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to you at maturity.

[GRAPHIC OMITTED - Graph shows year end values of the U.S. Dollar Index of:


           December 31, 1986.......103.59
           December 31, 1987........85.40
           December 30, 1988........92.53
           December 29, 1989........93.16
           December 31, 1990........83.12
           December 31, 1991........83.53
           December 31, 1992........92.36
           December 31, 1993........96.84
           December 30, 1994........88.72
           December 29, 1995........84.76
           December 31, 1996........88.12
           December 31, 1997........99.65
           December 31, 1998........94.17
           December 31, 1999.......101.87
           December 29, 2000.......109.56
           December 31, 2001.......116.75
           December 31, 2002.......101.85
           December 31, 2003........86.92
           December 31, 2004........80.85
           December 30, 2005.......91.17]

      The following table sets forth the level of the Index, as published by Bloomberg, shortly after 4:00 p.m. on the last Business Day of each month for the period from January 2001 through May 2006. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

                                   2001         2002         2003        2004         2005         2006
                                  ------       ------      -------      ------      -------      --------
January.....................      110.52       120.21       99.91        87.20       83.57        88.96

February....................      112.01       119.16       99.71        87.31       82.51        90.11

March.......................      117.37       118.62       98.88        87.61       84.06        89.73

April.......................      115.76       115.19       97.19        90.48       84.43        86.11

May.........................      119.07       111.81       93.29        88.90       87.76        84.72

June........................      119.47       106.11       94.73        88.80       89.09

July........................      117.18       107.41       96.89        89.96       89.35

August......................      113.42       106.98       98.10        88.94       87.58

September...................      113.41       106.87       92.85        87.37       89.52

October.....................      114.86       106.64       92.73        84.91       90.07

November....................      116.13       106.38       90.23        81.82       91.57

December....................      116.75       101.85       86.92        80.85       91.17

      The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

                               [GRAPHIC OMITTED]

License Agreement

      NYBOT and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the U.S. Dollar Index, which is owned and published by the NYBOT, in connection with certain securities, including the Notes. ML&Co. is an authorized sublicensee.

      The license agreement between NYBOT and MLPF&S provides that the following language must be set forth in this pricing supplement:

NEITHER THE PUBLICATION OF THE USDX NOR THE LICENSING OF THE USDX TRADEMARKS BY NYBOT OR ITS AFFILIATES FOR USE IN CONNECTION WITH SECURITIES OR OTHER FINANCIAL PRODUCTS DERIVED FROM SUCH INDEX IN ANY WAY SUGGESTS OR IMPLIES A REPRESENTATION OR OPINION BY NYBOT OR ANY SUCH AFFILIATES AS TO THE ATTRACTIVENESS OF INVESTMENT IN ANY SECURITIES OR OTHER FINANCIAL PRODUCTS BASED UPON OR DERIVED FROM SUCH INDEX. NYBOT IS NOT THE ISSUER OF ANY SUCH SECURITIES OR OTHER FINANCIAL PRODUCTS AND MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH INDEX OR ANY DATA INCLUDED OR REFLECTED THEREIN, NOR AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED OR REFLECTED THEREIN.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could significantly differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could significantly differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

      On August 30, 2004, the Treasury Department issued final regulations (the "Foreign Currency Regulations") under section 988 of the Internal Revenue Code of 1986, as amended (the "Code"), addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. The Foreign Currency Regulations apply to debt instruments issued on or after October 29, 2004, and accordingly, will apply to the Notes. In general, under the Foreign Currency Regulations, since the yearly interest payments, if any, will be determined by reference to the level of the Index and since the amount payable on the maturity date with respect to a Note in excess of the principal amount of the Note, if any, will be determined by reference to the level of the Index while repayment of the principal amount of each Note will not be affected by changes in the level of the Index, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the "CPDI Regulations") addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

      The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

      (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

      (2)   divided by the number of days in the accrual period; and

      (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

      A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously made with respect to the Note.

      The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes will consist of an estimate of a yearly interest payment on June 19, 2007 equal to .2945 and a projected cash payment on the maturity date (i.e., the principal amount of the Notes plus a projected Supplemental Redemption Amount) of an amount equal to $11.1233. This represents a comparable yield for the Notes, as determined by ML&Co., equal to 5.39% per annum, compounded semi-annually. The comparable yield is not an estimate of what the actual yield will be on the Notes. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

      For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A

U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

      The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

      Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Retirement of the Notes

      Generally, the sale, exchange or retirement of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or retirement will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or retirement and
(b) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or retirement of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Unrelated Business Taxable Income

      Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS


Business Day.............................................................PS-13
Calculation Agent.........................................................PS-6
Ending Value..............................................................PS-4
Index.....................................................................PS-3
Index Business Day .......................................................PS-4
Index Components..........................................................PS-3
Notes.....................................................................PS-1
Observation Date..........................................................PS-4
Pricing Date..............................................................PS-3
Starting Value............................................................PS-4
successor index..........................................................PS-15
Supplemental Redemption Amount............................................PS-4
Valuation Date............................................................PS-4

===============================================================================






                               [OBJECT OMITTED]]


                               11,000,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C
               100% Minimum Return Protected Bear USDX(R) Notes
                               due June 17, 2008
                         $10 principal amount per unit


                            -----------------------

                              PRICING SUPPLEMENT

                            -----------------------







                              Merrill Lynch & Co.







                                 June 1, 2006



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